I-Many, Inc.

399 Thornall St., 12th Floor

Edison, NJ 08837

February 21, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street

Mail Stop 4561

Washington, D.C. 20549-4561

Attention: Mr. Stephen Krikorian

Re:	I-many, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
File No. 0-30883

Dear Mr. Krikorian:

Set forth below are responses to the comments provided to the Company by the staff of the Commission (the “Staff”) in your response letter dated January 13, 2006 (the “Response Letter”). The responses are keyed to the numbering of the comments in the Response Letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page 31

Prior Comment Number 1

COMMENT 1:	We note your response which indicates that you do not deem it is necessary to separately present cost of revenues for your products and services based on the insignificance of cost of product revenues. However, Rule 5-03(b)(2) of Regulation S-X requires cost of sales and expenses to be combined and presented in the same manner as income. Therefore, since you have separately presented product and service revenue, we believe you must separately present the corresponding cost of sales. Please tell us how you plan to comply with this guidance.

RESPONSE:	The Company will comply with the recommended guidance and plans to do so prospectively. The Company will separately disclose cost of product revenues in its future 10-K and 10-Q filings for all periods presented, beginning with its 10-K filing for the fiscal year ending December 31, 2005.

Note (1) Operations and Significant Accounting Policies

(c) Revenue Recognition

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

February 21, 2005

Prior Comment Number 2

COMMENT 2:	Your response states that in the third quarter of 2003 you entered into a license arrangement that contained a ‘change of control warranty’ provision. Please clarify the following with respect to your accounting for this provision.

(a) Explain why you determined this provision required you to defer recognition of your software license fees. Address whether you assessed the probability associated with you being acquired and that you would discontinue support after the acquisition. Clarify the authoritative literature you relied on when making this determination.

RESPONSE:	During the third quarter of 2003, the Company entered into an asset purchase agreement to sell its life science business. While the sale was never consummated, the license arrangement in question was still in negotiation after the proposed asset sale was announced and prior to it being canceled. This led the customer to insist on including the referenced ‘change of control warranty’ in the license arrangement. The change of control warranty provision grants the customer an option to receive either a refund of license or product fees over a five year period or the right to the acquirer’s product that replaces the discontinued software or product for no additional charge. Company management did not believe it was likely that the product and corresponding maintenance and support would be discontinued by the acquiring company, but they had no control over the contingency and only limited visibility into the intent of the prospective acquirer. Further, upon learning of the change of control warranty provision, the acquiring company amended the purchase and sale agreement to specifically exclude its obligation to the customer under the change of control warranty provision. Because the obligation to indemnify the customer remains with the Company, management concluded that the contract amount was not fixed or determinable because the right of refund provision provided the customer with the right to either a refund of license fees paid or replacement successor product(s) in the event of discontinued support.

In determining revenue recognition treatment, two paragraphs from SOP 97-2 apply. (i) Paragraph 26 indicates that for “(a) rights of return or (b) rights to refunds without return of the software, FASB Statement No. 48 requires that conditions that must be met in order for the vendor to recognize revenue include that the amount of future returns or refunds can be reasonably estimated.” Given the impending disposition of the life science business and the Company’s resulting loss of control of the customer relationship and the products licensed, there was no reasonable basis to estimate future refunds. (ii) Paragraph 31 stipulates that revenue cannot be recognized until any cancellation privileges lapse. The pro-rata refund rights under this license arrangement lapsed ratably over 5 years. Accordingly, management determined that only a pro-rata portion of the license fee attributable to this contract was recognizable in the third and fourth quarters of 2004.

COMMENT:	(b) Clarify why you determined the modification to change the provision to only entitle the customer to source code allowed you to recognize revenue in the first quarter of 2004.

RESPONSE:	The right of refund provision in the arrangement, which provided the customer with either the right of a pro rata refund of a license fee or rights to a successor product in the event that product support was discontinued after an acquisition, was deleted by amendment during the first quarter of 2004 and replaced with the customer instead being entitled to source code in the event of discontinued support. As a result of this amendment, since there were no longer return rights and no longer rights to future products, the entire basis for the revenue deferral

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

February 21, 2005

was removed and the remaining license fee (net of the carve-out referenced below) was recognized. As consideration for the customer agreeing to this further modification to the license arrangement, the Company agreed to provide the customer with a specified number of professional service days at no charge.

COMMENT:	(c) Tell us how you accounted for the free professional services provided in exchange for the modification, and your consideration for paragraph 11 of SOP 97-2 and TPA 5100.50 and 51.

RESPONSE:	As consideration for the customer agreeing to this further modification to the license arrangement discussed above, the Company agreed to provide the customer with a specified number of professional service days at no charge. The provision of free professional services was deemed by Company management to be a material discount in accordance with TPA 5100.50. In accordance with paragraphs 11 and 12 of SOP 97-2, the full value of these free services (i.e. $105,000) was allocated entirely as a reduction to the otherwise-recognizable license fee because the Company employs the residual method of accounting for its software license revenue. The value of these services was subsequently recognized into revenue as the free services were provided to customer.

COMMENT 3:	Your response states that in the fourth quarter of 2004 you deferred the recognition of license revenue ‘because of certain promised additional functionality that was scheduled to be made available in our next version release of the product.’ Tell us whether you determined this additional functionality was a specified upgrade right or additional software product. If you determined the obligation was a specified upgrade right, tell us how the application of paragraphs 37 and 38 of SOP 97-2 required you to defer the recognition of the delivered license fee. Similarly, if you determined the obligation was a specified additional software product, tell us how the application of paragraphs 39 through 42 of SOP 97-2 required you to defer the recognition of the delivered license fee.

RESPONSE:	Regardless of whether the additional functionality was deemed to be a specified upgrade right or an additional software product – and either interpretation has merit – the required accounting is the same if we do not maintain VSOE on software products, which we do not. As specified in paragraph 38 and 41 of SOP 97-2, “if sufficient vendor-specific objective evidence (“VSOE”) does not exist for the allocation of the fee to the [upgrade right or additional product], revenue from the arrangement should be deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered.” The Company employs the residual method of accounting for its software listing, because of the lack of VSOE for its software license fees, so the entire license fee was deferred until the point at which the final element of the software arrangement was delivered to the customer, which occurred in the first quarter of 2005.

Prior Comment Number 3

COMMENT 4:	We note that you have a price list for professional services which you believe complies with the requirements of SOP 97-2 to establish VSOE fair values of such services. However, a price list, in and of itself, does not qualify as VSOE of fair value. Therefore, tell us whether you have a history of separate sales of your professional services at list price. Further, tell us how you considered whether the premium received for the fixed price services impacts your ability to establish VSOE of such services.

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

February 21, 2005

RESPONSE:	The Company has significant experience in selling professional services independent of license transactions. During each of the years in 2003 – 2005, most of the Company’s new service arrangements represented separate sales. The Company’s price list is used to price all service arrangements, whether as part of a multiple-element arrangement or as a separate sale, and discounts on services have historically been small. The Company also has a history of successfully collecting service fees at the rates specified in the price list and in the contract. Further, Company management does not believe the small premium incorporated in quoting fixed fee service arrangements jeopardizes VSOE of such services. In the case of a fixed fee contract, the Company would not be able to invoice the customer for hours worked in excess of the estimate. The “premium” is incorporated in the fixed fee calculation to provide for an upper end of the estimated range of hours used. Due to the small scale of most of the Company’s service agreements, the estimated range of hours is not wide and, so the use of the high end of the range does not create a pricing structure which materially differs from the price list and the resulting estimate provides for an estimate that would closely reflect services to be provided on a time and materials engagement.

As indicated in our previous correspondence to the SEC, essentially all professional services work by the Company has been provided in conjunction with implementations and upgrades of “off-the-shelf” software products, and such projects have included little, if any, customization work. The Company has a long history of providing such services at the list price, and has developed a reliable methodology and an ability to estimate the work effort required in the typical professional services arrangement. Further, the Company has consistently been able to collect service arrangement fees in full and at the stated rate. VSOE for service fees is therefore established by all other factors, as indicated above, which provide the evidence that the amounts in the price list are consistently billed and collected and therefore represent fair value.

Note (2) Acquisitions

Prior Comment Number 5

COMMENT 5:	We note your response which indicates that you believe that your classification of all of the amortization of your acquired intangible assets as operating expense is appropriate based on the guidance of paragraph SFAS 142. However, this guidance requires classification of such amortization expense as deemed appropriate for each entity. Therefore, it would be appropriate for you to apply the guidance of SFAS 86, including Question 17 of the SFAS 86 Staff Implementation Guide for the amortization of acquired technology. Tell us how you plan to comply with this guidance. Further, tell us the amount of amortization expense you included in operating expense related to acquired technology in the fiscal years ended December 31, 2004, 2003 and 2002 and the nine-months ended September 30, 2005.

RESPONSE:	Company management believes, and has in the past followed the principle, that presentation of software amortization as a component of cost of sales is

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

February 21, 2005

inconsistent with the general practice by other technology companies of presenting amortization of technology intangibles as an operating expense. However, the Company acknowledges that many software companies with this presentation do not show a separate subtotal for gross profit. As a result, the Company will prospectively omit the gross profit line in future filings, and list all categories of expenses under the operating expense caption, consistent with common practice in the software industry.

Recap of amortization expense for the periods in question (amounts in thousands):

	Total Amortization Expense	Related to Acquired Technology
Year ended December 31, 2002	$5,043	$4,486
Year ended December 31, 2003	1,988	1,876
Year ended December 31, 2004	1,465	1,465
Nine months ended Sept. 30, 2005	1,041	1,041

The Company has elected to discontinue the practice of presenting gross profit as a line item in its statements of operations. The Company will continue to show amortization of acquired intangible assets as a separate expense item that will now, along with cost of product revenue, roll up into operating expense. This change in presentation will become effective in the Company’s future 10-K and 10-Q filings for all periods presented, beginning with its 10-K filing for the fiscal year ending December 31, 2005.

Prior Comment Number 6

COMMENT 6:	We note that you classified impairment charges related to acquired intangible assets as operating expense in the absence of any language in the relevant literature indicating impairment costs are required to be classified as cost of sales. We believe impairment of a capitalized software product that is marketed to others should be charged to cost of sales based on the analogous guidance of EITF 96-9. Tell us how you plan to comply with this guidance.

RESPONSE:	See the Company’s response to Comment 5 above. As a result of deleting the gross profit subtotal, the Company believes that its current classification as a separate expense line item is acceptable. Company management has reviewed EITF 96-9 (Classification of Inventory Markdowns and Other Costs Associated with a Restructuring) and does not believe this literature is relevant to intangible asset impairment charges. EITF 96-9’s specific focus is on inventory markdown charges, which is not applicable to the Company’s business.

Prior Comment Number 10

COMMENT 7:	We note that you believe your prior classification of auction rate securities as cash equivalents was in error and your conclusion that your misclassification of auction rate securities does not warrant restating and amending your previously filed 2004 Form 10-K. You support this conclusion, in part, by stating the impact on your Balance Sheet is isolated to cash and marketable securities and the impact

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

February 21, 2005

on your Statement of Cash Flows is largely offsetting. Clarify how you considered the materiality of the error on cash balances reported in your Balance Sheets, investing cash flows and increase (decrease) in cash balances reported in your Statement of Cash Flows in your 2004 Form 10-K. If you determine that the amounts are material to reported cash balances and cash flows, restate and amend your 2004 Form 10-K within your Consolidated Balance Sheets and Consolidated Statements of Cash Flows. In addition, revise your Short-term Investments Footnote and discussion of liquidity in Management’s Discussion and Analysis and Selected Financial Data, as needed.

RESPONSE:	The Company will restate the relevant prior period balances in its 2005 Form 10-K filing. The company will label the changed amounts as restated and add a separate disclosure in its 2005 10-K showing the full effect of the restatement on all affected prior year amounts in its Balance Sheets and Statements of Cash Flows. Filing a restated and amended 2004 Form 10-K simultaneous to or after the filing of its 2005 Form 10-K, particularly since the 2005 Form 10-K will include full disclosure of the restatement’s effect, will be of little if any additional benefit to the Company’s shareholders.

United States Securities and Exchange Commission

Attention: Mr. Stephen Krikorian

February 21, 2005

Please call me at (732) 516-2690 if you would like further information regarding the foregoing.

Sincerely yours,

/s/ Kevin M. Harris
Chief Financial Officer

cc:	John A. Rade
Robert G. Schwartz, Jr., Esq.